UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of August 2018

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On August 15, 2018, Intec Pharma Ltd. issued a press release titled “Intec Pharma Reports Second Quarter 2018 Financial Results and Corporate Update.”

A copy of the press release is attached hereto as Exhibit 99.1. Also attached are the unaudited condensed interim financial information and Management’s Discussion and Analysis of Financial Condition and Results of Operation (as Exhibits 99.2 and 99.3, respectively), both of which are incorporated by reference into the Company’s registration statements on Form S-8 (Files Nos. 333-209700,. 333-212801 and 333-222217).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Nir Sassi
Name: Nir Sassi
Title: Chief Financial Officer
Date: August 15, 2018

Exhibit	Description
99.1	Press release dated August 15, 2018.
99.2	Unaudited Condensed Consolidated Interim Financial Information for the Period Ended June 30, 2018.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Period Ended June 30, 2018.
101.INS	XBRL Instance Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Document

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